

September 13, 2022

Tammy Brandt
Chief Legal Officer
FaZe Holdings Inc.
720 N. Cahuenga Blvd.
Los Angeles, California 90038

> **Re: FaZe Holdings Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed September 1, 2022**
> **File No. 333-266435**

Dear Ms. Brandt:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 17, 2022 letter.

Amendment No. 1 to Registration Statement on Form S-1 filed September 1, 2022

Cover Page

1. We note your response to comment 3 and we reissue the comment in-part. Please disclose here the price at which the public securityholders of B. Riley Principal 150 Merger Corp. acquired their shares and warrants, as you discuss on page 35, and also disclose here that public securityholders may not experience a similar rate of return on the securities they purchased due to differences in the purchase prices and the historical trading prices. Additionally, please disclose the potential profit that such selling securityholders will earn based on the current trading price.

You may contact Brian Fetterolf at 202-551-6613 or Lilyanna Peyser at 202-551-3222 if you have any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Laura Kaufmann Belkhayat